June 9, 2010

Mr. Lars Björk
President and Chief Executive Officer
Qlik Technologies Inc.
150 Radnor Chester Road, Suite E220
Radnor, Pennsylvania 19087

> Re: **Qlik Technologies Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed on May 27, 2010**
>   **File No. 333-165844**

Dear Mr. Bjork:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel. Unless otherwise noted, all references to prior comments refer to comments appearing in our letter dated May 19, 2010.

General

1.   We are aware of a website at www.qlikviewiran.com, which appears to be related to Iran and which refers to your technology. Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Iran. Please tell us whether you are associated, directly or indirectly, with the referenced website. If so, describe to us the nature and extent of your past, current, and anticipated contacts with Iran, if any, whether through subsidiaries, resellers, or other direct or indirect arrangements. Your response should describe any products, components, equipment, technology, software, or services that you have provided into Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by that government.

2.   We note your response to prior comment 2. We are unable to concur in your conclusion that the IDC white papers fall outside the scope of Rule 436.

Accordingly, if you intend to retain this information in your prospectus, please file a consent of IDC as an exhibit to your registration statement.

Compensation Discussion and Analysis

Principal Elements of Executive Compensation

Cash Incentive Bonus, page 89

3.   We note your response to prior comment 6. We do not see how disclosure of your revenue target may be distinguished from disclosure of any target that is tied to company-wide financial results that are publicly reported. Please disclose the revenue targets used in determining your cash incentive bonus.

Long-Term Incentive Compensation, page 91

4.   We note that in May 2010, your compensation committee approved the grant of additional stock options to your named executive officers. You cite a determination by the committee to award these incentives, but you do not appear to disclose the basis for this determination. Please revise your disclosure, or advise. See Instruction 2 to Item 402(b) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa C. Feider, Staff Accountant, at (202) 551-3379 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please address all other questions to me at (202) 551-3503, or, if you require further assistance, to Mark P. Shuman, Branch Chief-Legal, at (202) 551-3462.

Sincerely,

David L. Orlic
Staff Attorney

cc: <u>Via facsimile: (781) 622-1622</u>
        Richard R. Hesp, Esq.
        Gunderson Dettmer Stough
            Villeneuve Franklin & Hachigian, LLP